Exhibit 99.1

Tuniu Announces the Acquisitions of Two Travel Agencies

Tuniu obtains license to operate Taiwan tours in mainland China

NANJING, China, March 9, 2015 — Tuniu Corporation (NASDAQ: TOUR) (“Tuniu” or the “Company”), a leading online leisure travel company in China, today announced the acquisition of majority stakes in each of Zhejiang Zhongshan International Travel Services Co., LTD (“Zhongshan”), a Hangzhou-based travel agency, and China Classical Holiday (“CCH”), a Tianjin-based travel agency.

Through the acquisitions of the majority equity interest in Zhongshan and CCH, each of which has a license1 to offer and operate Taiwan tours in mainland China, Tuniu has gained access to the expanding Taiwan tours market. In 2014, approximately four million tourists from mainland China visited Taiwan, representing a year-over-year growth of 39%2. Taiwan was ranked one of the top 5 destinations3 out of mainland China in terms of the number of tourists from mainland China.

Zhongshan and CCH are among the leading travel agencies in Hangzhou and Tianjin with 20 and 17 years of operation history, respectively. With well-known brand and product development expertise, both Zhongshan and CCH focus on outbound packaged tours and Taiwan tours, which accounted for over 70% of their respective gross bookings in 2014.

Mr. Donald Yu, Tuniu’s co-founder and Chief Executive Officer, said, “We are pleased to announce the acquisitions of Zhongshan and CCH, through which we further expand Tuniu’s product offerings to Taiwan, a fast growing and popular destination among Chinese leisure travelers. Leveraging the mature supply network of Zhongshan and CCH for Taiwan tours, Tuniu can enter and rapidly expand our presence in the market for Taiwan tours, which we believe will become another driver for the sustainable growth of our business.”

Mr. Alex Yan, Tuniu’s co-founder and Chief Operating Officer, said, “We are benefitting from Zhongshan and CCH’s product design experience and local sourcing, this partnership should further strengthen Tuniu direct-procurement process and allow us to acquire more valuable travel resources in local markets, such as cruise line tickets departing from Tianjin and Shanghai.”

About Tuniu

Tuniu (NASDAQ: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 550,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including approximately 650 tour advisors, a 24/7 call center and 75 regional service centers. For more information, please visit http://ir.tuniu.com.

(1) China based travel agency needs a specific license to operate Taiwan tours in mainland China. Through this acquisition, Tuniu can offer and operate Taiwan self-guided tours national wide and Taiwan organized tours in Tianjin and Zhejiang province.

(2) According to Taiwan Strait Tourism Association.

(3) According to China National Tourism Administration.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Tuniu’s goals and strategies; the growth of the online leisure travel market in China; the demand for its products and services; its relationships with customers and travel suppliers; its ability to offer competitive travel products and services; its future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Maria Xin

Investor Relations Director

Tuniu Corporation

Phone: +86-25-8685-3178

E-mail: ir@tuniu.com

Lin Zhu

Brunswick Group

Phone: +86-21-6039-6388

E-mail: tuniu@brunswickgroup.com

New York

Ella Kidron

Brunswick Group

Phone: +1-212-333-3810

E-mail: tuniu@brunswickgroup.com